Assurances Generale De France

Paris, 28 July 2004

PRESS RELEASE

AGF sold its health insurance portfolio in the Netherlands to ONVZ

AGF, trough its subsidiary Allianz Nederland, decided to sell its health insurance portfolio to ONVZ. Allianz Nederland and ONVZ will continue to cooperate with a view to selling health insurance products to the clients of AGFs subsidiary under the Allianz Nederland brand name.

In a difficult health insurance market environment in the Netherlands, this portfolio was not of a critical size to reach a satisfactory level of profitability in the mid-term.

In 2003, AGF realized close to 100 €mn premium income in this activity, i.e. close to 15% of Dutch life & health premium income. Technical provisions stood at less than 50 €mn. This activity will be deconsolidated from 1st January 2004.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

dlw 8/3

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a bcal, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

For more financial, strategic and institutional information on the AGF Group, visit our internet site at http://www.agf.fr

Paris, 28 July 2004

PRESS RELEASE

The AGF Group – through its subsidiary Euler Hermes - has entered discussions with a view to selling its stake in Eurofactor to Crédit Agricole

Euler Hermes, the 72.1% subsidiary of the AGF Group, has entered discussions with a view to selling its 49.1% stake in Eurofactor to Crédit Agricole. The Group is pleased with the terms being considered for the transaction, which will further reduce its exposure to banking risks and enable it to reallocate nearly €120mn in capital to its core businesses.

In 2003, as part of its refocusing strategy, AGF began reducing its exposure to banking risks by selling Entenial and the Group's banking activities in Belgium and Brazil.

Eurofactor is the last remaining non-strategic banking asset in the Group. In contrast, Banque AGF is a core business of the Group's Life & Financial Services arm and continues to expand, leveraging the Group's distribution networks.

Euler Hermes and CASA plan to finalise an agreement by the end of the year, based on a valuation of €383mn for all of the shares of Eurofactor.

The two groups also plan to continue the fruitful business relationships they have established in factoring and credit insurance in France and the other countries where Eurofactor is present (UK, Belgium, Germany, Spain and Portugal).

The proposed transaction will be soon submitted to the companies' joint employee management committees, and if any, the transaction cannot take place unless approved by the board of directors and supervisory board of the companies involved and by the competent regulatory and competition authorities.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a bcal, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.